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                                                           File Number 70-8981


SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

Amendment No. 2
to
Form U-1

APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY
HOLDING COMPANY ACT OF 1935

By

CONSOLIDATED NATURAL GAS COMPANY
CNG Tower
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222-3199

(a registered holding company and the direct or indirect parent of the other parties)


CNG ENERGY SERVICES CORPORATION
CNG POWER COMPANY
One Park Ridge Center
P.O. Box 15746
Pittsburgh, Pennsylvania 15244-0746


Names and addresses of agents for service:

S. E. WILLIAMS, Senior Vice President
and General Counsel
Consolidated Natural Gas Company
CNG Tower
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222-3199


N. F. CHANDLER, General Attorney
Consolidated Natural Gas Service Company, Inc.
CNG Tower
625 Liberty Avenue
Pittsburgh, Pennsylvania 15222-3199


       2                                              File Number 70-8981

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Amendment No. 2
to
FORM U-1

APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY
HOLDING COMPANY ACT OF 1935


Item 1. Description of Proposed Transaction
        ___________________________________


THE APPLICANTS

	Consolidated Natural Gas Company (the "Company" or "Consolidated") is a public utility holding company registered under the Public Utility Holding Company Act of 1935 ("Act"), and is in the business of directly owning and holding all of the outstanding securities (except for certain indebtedness of a distribution company acquired in 1990) of sixteen companies principally engaged in the natural gas business. The said subsidiary companies are engaged in natural gas exploration, production, purchasing, gathering, transmission, storage, distribution, marketing and by-product operations. Consolidated and its subsidiaries are herein referred to as the "Consolidated System" or "CNG System."

CNG POWER TO ENGAGE IN EWG ACTIVITIES

	CNG Energy Services Corporation ("Energy Services"), a Delaware corporation, is a wholly-owned nonutility subsidiary of Consolidated. Energy


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Services, pursuant to various orders issued by the Securities and Exchange
Commission ("SEC" or "Commission") beginning in 1987(1), engages in the gas and power marketing and power generation business. CNG Power Company ("Power Company"), a Delaware corporation, is a wholly-owned subsidiary of Energy Services and is engaged principally in the power generation business. Consolidated, Energy Services and Power Company are collectively referred to herein as the "Applicants."

	Consolidated proposes that Power Company become the primary vehicle for the Company to invest in exempt wholesale generators ("EWGs"), as defined in
Section 32(a) of the Act, within the United States. Investments in EWGs by Power Company will be made using internally generated funds of Consolidated and will accordingly be outside the authorizations sought in this proceeding and subject to the limitations of Rule 53 promulgated under the Act.

 	CNG Power may acquire securities or interests in the business of one or more EWGs located inside the United States. Intermediate companies formed to be vehicles for making EWG investments ("Intermediate Companies") would be special purpose subsidiaries exclusively engaged in activities to facilitate the consummation of investments in EWGs and would enhance the ability of CNG Power to respond quickly to investment opportunities. It has been the particular experience of those investing in EWGs that the use of Intermediate Companies are often necessitated by business concerns such as the need to

_______________
(1) See SEC order dated February 27, 1987, HCAR No. 24329.


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facilitate investments via a consortium of companies where each member thereof has a consolidated subsidiary involved in the final EWG structure for tax and accounting purposes, or to ease subsequent adjustments to or sales of interests among members of the ownership group. Intermediate Companies may acquire interests in other corporations, joint ventures, partnerships, limited liability companies and other investment entities created for the purpose of investing in EWGs. An Intermediate Company may be organized at the time of the making of bids or proposals to acquire an interest in any EWG or at any time thereafter in order to facilitate the bidding and subsequent consummation of an acquisition of an interest of an EWG.


GUARANTEES AND OTHER CREDIT SUPPORT

	Application is made for Consolidated, Energy Services, CNG Power and its subsidiaries, including Intermediate Companies, to enter guarantee arrangements, obtain letters of credit, and otherwise provide credit support with respect to EWG related obligations of their respective subsidiaries (including EWGs themselves) to third parties as may be needed and appropriate. The maximum aggregate limit on all such credit support by Consolidated, Energy Services, CNG Power and its subsidiaries at any one time will be $150 million. Credit support authorization would be for the period ending December 31, 2002.




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SERVICE AGREEMENTS WITH AFFILIATES

	Energy Services and its affiliates may perform services or construction for, or sell goods to, an EWG in which CNG Power has acquired an interest. Services, construction and goods may be provided at market rates (determined by arms-length negotiation or competitive bidding) if the EWG does not provide services, construction or goods directly or indirectly to Consolidated System utility affiliates located in the United States.

	Energy Services and its affiliates may contract with Consolidated associate companies in order to provide the above services, construction and goods. Services, construction and goods obtained from domestic utility associates would be at cost. Services, construction and goods from nonutility associates may be at either cost or market; provided, however, that services, construction and goods from nonutility associates substantially involved in the provision of services, construction or goods to Consolidated domestic utility associates would be at cost.

INCREASE IN CAPITALIZATION OF ENERGY SERVICES

	Energy Services has authorized capital of 4,000 shares of common stock, $1.00 par value per share ("Common Stock"). In order to accommodate future financings including those requested herein and to reduce annual state of incorporation taxes based on the number of shares outstanding, application is



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made to (i) change the par value of each share of Common Stock from $1.00 to
$10,000 and (ii) increase Energy Services' Common Stock equity authorization to 50,000 shares of common stock, $10,000 par value per share. Each outstanding share of $1.00 par value would be converted into a share of $10,000 par value through the transfer of $9,999 per share from the capital in excess of par value account to the capital stock account. Energy Service had 3,305 shares of Common Stock, $1.00 par value, outstanding at June 30, 1997. The issuance of each additionally authorized share of Common Stock for $10,000 per share would allow Energy Service to consummate additional equity financing for the purposes described herein and for other authorized or exempt transactions.


COMPLIANCE WITH RULE 53

	Any direct or indirect investment by CNG Power in any EWG would be consummated only if, at the time thereof, and giving effect thereto, Consolidated's "aggregate investment" determined in accordance with Rule 53(a)(1)(i) in all EWGs and FUCOs would not exceed 50% of Consolidated's consolidated retained earnings as defined in Rule 53(a)(1)(ii). One-half of the CNG's average consolidated retained earnings as reported for the four most recent quarterly periods on CNG's Forms 10-K and 10-Q was $737,514,000; CNG's investment in EWGs as of the date of filing of this application-declaration ("Application") is estimated to be approximately $15,015,000. The Company currently has $3,651,000 in investments in FUCOs.




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	The books and records of Consolidated's EWGs are kept in conformity with
United States generally accepted accounting principles ("GAAP"), the financial statements are prepared according to GAAP, and Consolidated undertakes to provide the Commission access to such books and records and financial statements as it may request. It is anticipated that a minimal number of employees of Consolidated's domestic public-utility companies will render services, directly or indirectly, to EWGs and FUCOs in the Consolidated System, and the number of such employees shall not in any event exceed two percent of the total number of employees of such utility companies.

	Copies of this Application and all amendments thereto are being submitted to the public utility commissions of the States of Ohio, Pennsylvania, West Virginia and Virginia, which are the only regulators having jurisdiction over the retail rates of the public-utility companies in the Consolidated System.
In addition, Consolidated will submit to each such commission a copy of any Rule 24 certificate required hereunder, as well as a copy of Item 9 of Consolidated's Form U5S, including Exhibits G and H thereof.

	None of the conditions described in Rule 53(b) under the Act exist with respect to Consolidated, thereby satisfying Rule 53(b) and making Rule 53(c) inapplicable.

FILING OF CERTIFICATES OF NOTIFICATION

	It is also requested that Rule 24 Certificates of Notification be filed within 60 days after the end of each semi-annual calendar period to report to


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the Commission with respect to transactions authorized pursuant to this filing. Such certificates shall contain a CNG Power balance sheet as of the end of such period, and a statement of income and expense for the period.


Item 2.  Fees, Commissions and Expenses
         ______________________________

	It is estimated that the fees, commissions and expenses ascertainable at this time to be incurred by Consolidated in connection with the herein proposed transaction will not exceed $25,000, including $10,000 payable to Consolidated Natural Gas Service Company, Inc. ("Service Company") for services on a cost basis (including regularly employed counsel) for the preparation of this application-declaration and other documents, $10,000 payable to non-affiliated professionals, and $5,000 for miscellaneous other expenses.



Item 3.  Applicable Statutory Provisions
         _______________________________

	Sections 12(b) and Rule 45 are considered applicable to loan arrangements among Consolidated, Energy Services, CNG Power and its subsidiaries, and to guarantees and other credit support for direct or indirect subsidiaries by parent companies as requested herein.

	Section 32 and Rules 53 and 54 apply to the financing activities involving EWGs.


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	Section 13(b) and Rules 83, 87, 90 and 91 are deemed applicable to certain of the proposed service arrangements with respect to which authorization is sought.

	Sections 6(a) and 7 are deemed applicable to the changes in Common Stock par value and authorization.

	If the Commission considers the proposed future transactions to require any authorization, approval or exemption, under any section of the Act for Rule or Regulation other than those cited hereinabove, such authorization, approval or exemption is hereby requested.


Item 4. Regulatory Approval
        ___________________

	The financing authorization sought herein is not subject to the jurisdiction of any State or Federal Commission (other than the Commission).


Item 5.  Procedure
         _________

	It is hereby requested that the Commission issue its order with respect to the transaction proposed herein on or before October 17, 1997.





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	It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed with respect to the proposed transactions. The office of the Division of Investment Management - Office of Public Utility Regulation may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.


Item 6.  Exhibits and Financial Statements
         _________________________________


	The following exhibits and financial statements are made a part of this statement:


	(a)  Exhibits

	A-1     Certificate of Incorporation of Energy Services.
	        (Incorporated by reference to Exhibit A-1 to Form U-1
	         of Consolidated, File No. 70-8577)

	A-2     By-Laws of Energy Services.
	        (Incorporated by reference to Exhibit A-2 to Form U-1
	         of Consolidated, File No. 70-8577)

	A-3 Certificate of Incorporation of CNG Power Company. (Incorporated by reference to Exhibit A-1 to Form U-1
	         of Consolidated, File No. 70-7909)

	A-4     By-Laws of CNG Power.
	        (Incorporated by reference to Exhibit A-2 to Form U-1
	         of Consolidated, File No. 70-7909)





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	F       Opinion of counsel for Consolidated, Energy Services
	        and CNG Power.
	        (To be filed by Amendment)

	O       Draft of Notice.


	(b)  Financial Statements

	Financial statements are deemed unnecessary with respect to the authorizations herein sought due to the nature of the matter proposed. However, Consolidated will furnish any financial information that the Commission shall request.


Item 7.  Information as to Environmental Effects
         _______________________________________


	The proposed transactions do not involve major federal action having a significant effect on the human environment.  See Item 1(a).


	No federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.














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SIGNATURE

	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                  CONSOLIDATED NATURAL GAS COMPANY

                                  By  D. M. Westfall

                                  Senior Vice President
                                  and Chief Financial Officer


                                  CNG ENERGY SERVICES CORPORATION
                                  CNG POWER COMPANY

                                  By N. F. Chandler
                                  Their attorney




Date: September 4, 1997